Mail Stop 3561
								December 22, 2005

Mr. Mark W. Joslin
Vice President and Chief Financial Officer
SCP Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433

	RE:	SCP Pool Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 1, 2005
		File No. 0-26640

Dear Mr. Joslin:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-8

Product Inventories and Reserve for Inventory Obsolescence and
Shrink, page F-10

1. We note that you establish inventory reserves using inventory classes based on sales over the past 12 months. Please tell us whether inventory reserves established against specific inventory items are relieved through income before inventory is sold or consumed as a result of your estimation methodology and changes in management judgment regarding classification of inventory items between periods. See footnote 2 of Statement 3 in Chapter 4 of ARB
43. If inventory reserves are relieved as a result of changes in management judgment, please tell us the effects of increases in inventory costs attributable to changes in classification of inventory items for each year presented.

Property and Equipment, page F-11

2. We note that you depreciate leasehold improvements over the life of the lease including expected renewals. Please tell us why the renewal periods included in the lease term are reasonably assured. See paragraph 5(f)(ii) of FAS 13, as amended.

Note 3.  Acquisition and Divestitures, page F-17

2004 Acquisitions and Divestitures, page F-17

3. Please tell us in detail how you accounted for the purchase of Pool Tech Distribution Inc. and the 42% interest in Latham
Acquisition Corporation (LAC).  In doing so, please:

* Tell us amounts of cash consideration paid and reconcile those amounts to the amounts disclosed in your statements of cash flows;
* Provide to us detailed summaries of the fair values of assets and liabilities exchanged, the fair value of liabilities assumed and other items included in the cost of Pool Tech and the investment in
LAC and tell us how you determined the amounts;
* Provide to us a detailed summary of the allocation of the cost of
Pool Tech to assets acquired (including the non-compete agreement and goodwill) and liabilities assumed and tell us how you determined their fair values;
* Tell us how you calculated the gain on the exchange transactions and your justification in GAAP for recording the gain as a reduction to the cost of your investment in LAC; and
* Tell us the difference between the cost of your investment and the amount of underlying equity in the net assets of LAC and how you are accounting for the difference.


* * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Mark W. Joslin
SCP Pool Corporation
December 22, 2005
Page 2